SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Rule 13d-101

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE § 240.13d-2(a)

Wize Pharma, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

97751M207

(CUSIP Number)

Rimon Gold Assets Ltd.

Raveh Ravid & Co.

32A Habarzel Street

Tel Aviv, Israel

Tel: +972 (3) 767-6999

Attention: Abir Raveh

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2018

(Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97751M207	Schedule 13D/A

1	NAMES OF REPORTING PERSONS Rimon Gold Assets Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,966,414*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,966,414*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,966,414*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.91%*
14	TYPE OF REPORTING PERSON CO

* See Item 5 for beneficial ownership information.

CUSIP No. 97751M207	Schedule 13D/A

1	NAMES OF REPORTING PERSONS Abir Raveh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,966,414*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,966,414*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,966,414*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.91%
14	TYPE OF REPORTING PERSON OO

* See Item 5 for beneficial ownership information.

This Amendment No. 1 amends the Schedule 13D filed November 27, 2017 (the “Schedule 13D”) and is filed by Rimon Gold Assets Ltd. (“Rimon Gold”) and Abir Raveh (collectively, the “Reporting Persons”) with respect to shares of common stock, par value $0.001 per share (the “Shares” or “Common Stock”) of Wize Pharma, Inc., a Delaware corporation (the “Issuer”) beneficially held by the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration.

See Item 4 below, which is incorporated by reference herein.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On December 21, 2017, Wize Pharma Ltd., a company formed under the laws of the State of Israel and a wholly owned subsidiary of the Issuer (“Wize Israel”), entered into an amendment (the “2017 Loan Amendments”) to each of the (i) convertible loan agreement entered into between Wize Israel and Rimon Gold entered into on March 20, 2016 (as amended on March 30, 2016, December 21, 2017 and October 19, 2018, the “2016 Loan Agreement”) and (ii) the convertible loan agreement entered into between Wize Israel and Ridge Valley Corporation (“Ridge”), and, by way of entering into assignments and assumption agreements following such date, also with Rimon Gold and Shimshon Fisher (“Fisher,” and together with Ridge and Rimon Gold, the “2017 Lenders”), entered into on January 15, 2017 (as amended on December 21, 2017 and October 19, 2018, the “2017 Loan Agreement”). Pursuant to the 2017 Loan Amendments: (i) the maturity date of each of the loans made by Rimon Gold under the 2016 Loan Agreement (the “2016 Loan”) and the loans made by the 2017 Lenders under the 2017 Loan Agreement (the “2017 Loan,” and together with the 2016 Loan, the “Loans”) was extended from December 31, 2017 to December 31, 2018; (ii) the exercise period of the investment rights under the 2016 Loan (the “2016 Investment Right”) was extended until June 30, 2019; (iii) the exercise period of the investment rights under the 2017 Loan (the “2017 Investment Right”) was extended until June 30, 2019; and (iv) the below terms of the Loans were amended to be denominated in U.S. dollars instead of New Israeli Shekels:

	2016 Loan	2017 Loan
Aggregate Principal Amount	$531,067	$822,144	*
Conversion Price Per Wize Share	$0.9768	$1.1112
Aggregate Maximum Investment Right	$796,601	$1,233,216	**
Exercise Price of Investment Right	$1.308	$1.332

* Principal loan amount of $274,048 for each of the three 2017 Lenders.

** Maximum 2017 Investment Right of $411,072 for each of the three 2017 Lenders.

On October 22, 2018, the Issuer entered into a securities purchase agreement (the “Purchase Agreement”), with certain investors, including Rimon Gold. Pursuant to the Purchase Agreement, the Issuer agreed to sell to the investors, and the investors agreed to purchase from the Issuer, in a private placement, an aggregate of (i) 3,100,000 shares of Common Stock, for a purchase price of $1.00 per share, and (ii), to certain investors (not including Rimon Gold), 1,350 shares of newly created Series A Preferred Stock (each convertible into 1,000 shares of Common Stock), for a purchase price of $1,000 per share, for aggregate gross proceeds under the Purchase Agreement of $4,450,000. The Issuer also agreed to issue to the investors Series A Warrants to purchase an aggregate of 4,450,000 shares of Common Stock, and Series B Warrants (together with the Series A Warrants, the “2018 Warrants”) to purchase an aggregate of 4,450,000 shares of Common Stock. The Series A Warrants have an exercise price of $1.10 per share, and the Series B Warrants had an exercise price of $1.00 per share. The transactions contemplated by the Purchase Agreement closed on October 24, 2018.

The Series A Warrants have a term of five years from issuance, and the Series B Warrants had a term that expired 20 days following the later of (i) the public announcement of Phase II clinical data for LO2A and (ii) six months following the issuance date provided that, for each day after the issuance date that an Equity Conditions Failure (as defined in the Series B Warrants) occurred, the expiration date of the Series B Warrants was to be extended by one day. The Series B Warrants expired on April 24, 2019.

In the event that, during the period commencing upon execution of the Purchase Agreement, and expiring on the trading day immediately following the date that the Issuer has raised, beginning after the issuance date of the 2018 Warrants, at least $10 million in gross proceeds from the issuance of the Issuer’s securities, the Issuer issues or sells Common Stock (or securities convertible into or exercisable into Common Stock) at a purchase price (or conversion or exercise price, as applicable) lower than the exercise price of the Series A Warrants, the exercise price of the Series A Warrants will be reduced to such lower price (subject to certain exceptions).

The Series A Warrants may not be exercised to the extent such exercise would cause the holder to beneficially own more than 4.99% (or 9.99%, at the election of the investor) of the Issuer’s outstanding Common Stock.

Pursuant to the Purchase Agreement, the Issuer granted to the investors thereunder, for a period of three years from the closing date of the Purchase Agreement, a right of participation of up to an aggregate of 35% in any subsequent offering of the Issuer (subject to certain exceptions).

In connection with the Purchase Agreement, on October 22, 2018, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the investors, including Rimon Gold. Pursuant to the Registration Rights Agreement, the Issuer was required to file a resale registration statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) to register for resale of the shares of Common Stock, the shares underlying the Series A Preferred Stock, and the shares underlying the 2018 Warrants sold in the private placement, within 30 days of the closing date of the private placement, and to have such Registration Statement declared effective within 90 days after the closing date in the event the Registration Statement was not reviewed by the SEC, or 120 days of the closing date in the event the Registration Statement was reviewed by the SEC. The Issuer filed the Registration Statement on November 21, 2018, and it was declared effective by the SEC on December 4, 2018.

In connection with the abovementioned October 2018 private placement of the Issuer, on October 19, 2018 the Issuer and Wize Israel entered into a further amendment to each of the 2016 Loan Agreement and the 2017 Loan Agreement (the “2018 Loan Agreements Amendment”). Pursuant to the 2018 Loan Agreements Amendment, the maturity date (the “Loan Agreements Maturity Date”) of each of the Loans under the 2016 Loan Agreement and the 2017 Loan Agreement was extended to March 4, 2019, which represented the earliest of (a) 90 days following the date of the filing of the Registration Statement (November 21, 2018), (b) 90 days following the date on which all securities issued to investors in the October 2018 private placement of the Issuer are no longer deemed “registrable securities” under the Registration Rights Agreement, and (c) October 24, 2019. In addition, pursuant to the Loan Agreements Amendment, the expiration date of the 2016 Investment Right and the 2017 Investment Right was extended to September 4, 2019, which was 180 days after the Loan Agreements Maturity Date.

On May 31, 2019, the Issuer entered into a further amendment (the “First 2019 Loan Agreements Amendment”) to each of the 2016 Loan Agreement and the 2017 Loan Agreement, pursuant to which the maturity date under each of the Loans under the 2016 Loan Agreement and the 2017 Loan Agreement was extended from May 31, 2019 to November 30, 2019. The parties also agreed that the lenders’ investment rights under the 2016 Loan Agreement to invest up to $512,809, in the aggregate, at $1.308 per share, and the lenders’ investment rights under the 2017 Loan Agreement to invest up to $663,446, in the aggregate, at $1.332 per share, would be extended to May 31, 2021. As consideration for extending the maturity date of the Loans, the Issuer issued to the lenders warrants to purchase shares of Common Stock at an exercise price of $1.10 per share, which are exercisable for a term of two years (the “First 2019 Warrants”), pursuant to which Rimon Gold acquired warrants to purchase 520,820 shares of Common Stock.

On December 13, 2019, the Issuer entered into a further amendment (the “Second 2019 Loan Agreements Amendment”) to each of the 2016 Loan Agreement and the 2017 Loan Agreement, pursuant to which the Issuer repaid approximately $760,000 of the $1,520,000 outstanding under the loan agreements and the lenders agreed to convert the remaining outstanding amounts of the Loans at a later date. On December 13, 2019, the Issuer issued to the lenders an aggregate of 2,816,196 shares of Common Stock upon conversion of the loans at a reduced conversion price of $0.27 per share, pursuant to which Rimon Gold acquired 1,692,606 shares of Common Stock, and issued to the lenders warrants to purchase an aggregate of 5,632,392 shares of Common Stock at an exercise price of $0.27 (the “Second 2019 Warrants”), pursuant to which Rimon Gold acquired warrants to purchase 3,385,212 shares of Common Stock. The Second 2019 Warrants have a term of five years and will be exercisable five days following the public announcement of positive clinical data results for LO2A. In addition, the parties agreed that effective December 13, 2019, the exercise price or conversion price of all other convertible securities previously issued to the lenders in connection with the Loans (the “Existing Convertible Securities”) was adjusted to $0.27 per share and that the aggregate number of shares of Common Stock issuable upon exercise or conversion of a lender’s Existing Convertible Securities was reduced in accordance with the percentage of such lender’s conversion of its outstanding loan.

The foregoing description of the 2017 Loan Amendment, the Purchase Agreement, the 2018 Warrants, the Registration Rights Agreement, the 2018 Loan Agreements Amendment, the First 2019 Loan Agreements Amendment, the First 2019 Warrants, the Second 2019 Loan Agreements Amendment and the Second 2019 Warrants is qualified in its entirety by the full text of such agreements, which are incorporated by reference herein or filed herewith.

The Reporting Persons intend to review their investment in the Issuer on a regular basis. Subject to the limitations imposed by applicable law, the Reporting Persons reserve the right to, without limitation, purchase, hold, vote, trade, dispose of or otherwise deal in Shares, in open market or private transactions, block sales or purchases or otherwise, and at such times as they deem advisable to benefit from, among other things, changes in market prices of Shares, changes in the Issuer’s operations, business strategy or prospects, or from the sale or merger of the Issuer. In order to evaluate their investment, the Reporting Persons may routinely monitor the Issuer’s share price, business, business development, capital structure and strategic matters, prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The percentages set forth below are based on 15,885,628 Shares outstanding as of December 31, 2019, as reported by the Issuer.

(a), (b) Rimon Gold beneficially owns 6,966,414 Shares, representing approximately 33.91% of the outstanding Shares, consisting of (i) 2,310,048 shares of Common Stock, (ii) 400,000 shares of Common Stock issuable upon exercise of Series A Warrants, (iii) 3,385,212 shares of Common Stock issuable upon exercise of the Conversion Warrants, (iv) 520,820 shares of Common Stock issuable upon exercise of the First 2019 Warrants and (v) 350,334 shares of Common Stock issuable upon exercise of Future Investment Rights. Rimon Gold is an Israeli private company wholly owned by the Goldfinger Trust (the “Trust”), whose trustee is Abir Raveh (the “Trustee”) and whose beneficiary is Yair Goldfinger. The Trust directs the management of Rimon Gold, its investment and voting decisions and the Trustee directs the management of the Trust, its investment and voting decisions. Mr. Goldfinger does not direct the management of Rimon Gold, the Trust or the Trustee, its investment or voting decisions and disclaims beneficial ownership of the shares reported herein.

(c) None of the Reporting Persons has effected any transactions in the Shares in the past 60 days, except as set forth in Item 4, which is incorporated by reference herein.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

See Item 4 above, which is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit 1	Letter Amendment to Convertible Loans, dated as of December 21, 2017, by and between Wize Pharma, Inc., Wize Pharma Ltd., Ridge Valley Corporation, Rimon Gold Assets Ltd. and Shimshon Fisher (unofficial English translation from Hebrew) (Incorporated by reference to the Current Report on Form 8-K filed by the Issuer with the SEC on December 27, 2017).

Exhibit 2 -	Amendment to Convertible Loan Agreement dated October 19, 2018 (Incorporated by reference to the Current Report on Form 8-K filed by the Issuer with the SEC on October 23, 2018).

Exhibit 3	Form of Purchase Agreement dated October 22, 2018 (Incorporated by reference to the Current Report on Form 8-K filed by the Issuer with the SEC on October 23, 2018).

Exhibit 4	Form of Series A and Series B Warrant (Incorporated by reference to the Current Report on Form 8-K filed by the Issuer with the SEC on October 23, 2018).

Exhibit 5	Form of Registration Rights Agreement dated October 22, 2018 (Incorporated by reference to the Current Report on Form 8-K filed by the Issuer with the SEC on October 23, 2018).

Exhibit 6	First Amendment to Convertible Loan Agreement dated October 19, 2019 (Incorporated by reference to the Current Report on Form 8-K filed by the Issuer with the SEC on June 4, 2019).

Exhibit 7	Form of Initial 2019 Warrant (Incorporated by reference to the Current Report on Form 8-K filed by the Issuer with the SEC on June 4, 2019).

Exhibit 8	Second Amendment to Convertible Loan Agreement dated November 29, 2019.*

Exhibit 9	Form of Second 2019 Warrant.*

*	Filed herewith

SIGNATURE

After a reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2020

Rimon Gold Assets Ltd.

By:	/s/ Abir Raveh
Name:	Abir Raveh
Title:	Director

Abir Raveh

By:	/s/ Abir Raveh